EXHIBIT 4.2

M&T BANK CORPORATION

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

The following description of M&T Bank Corporation’s (“M&T”) common stock is a summary, does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws, which are exhibits to the Annual Report on Form 10-K of which this exhibit is a part.

General

Pursuant to the Certificate of Incorporation, M&T’s authorized capital stock consists of 250,000,000 shares of common stock, par value $0.50 per share (“common stock”), and 1,000,000 shares of preferred stock, par value $1.00 per share (“preferred stock”). All outstanding shares of our capital stock are fully paid and non-assessable. The rights of holders of common stock are subject to, and may be adversely affected by, the rights of holders of any of the Company’s preferred stock that have been issued and may be issued in the future.

Voting Rights

Each holder of a share of common stock has one (1) vote for each share held on matters presented for consideration by the holders of common stock. Holders of common stock do not have cumulative voting rights.

Dividends Rights

Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to share ratably in dividends when and if declared by M&T’s board of directors from funds legally available for the dividends.

Liquidation Rights

In the event of liquidation, dissolution or winding up of M&T, whether voluntary or involuntary, holders of shares of common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to the holders of common stock after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding preferred stock.

Other Rights

The common stock is neither redeemable nor convertible into another security of M&T. Holders of common stock have no preemptive rights to acquire any additional shares of common stock.

Listing

The common stock is listed on the New York Stock Exchange under the ticker symbol “MTB.”

Preferred Stock

The Certificate of Incorporation currently authorizes M&T’s board of directors, without further action by the holders of common stock, to cause M&T to issue up to 1,000,000 shares of preferred stock in one or more series and for such consideration, not less than the par value thereof, as may be fixed from time to time by M&T’s board of directors. Before the issuance of any shares of a particular series, M&T’s board of directors is authorized to fix by resolution the designation of such series, the number of shares to comprise such series, the dividend rate or rates payable with respect to the shares of such series, the redemption price or prices, the voting rights, and any other relative rights, preferences and limitations pertaining to such series, without further vote or action by holders of common stock. If and when any further M&T preferred stock is issued, the holders of M&T preferred stock may have a preference over holders of M&T common stock in the payment of dividends, upon liquidation of M&T, in respect of voting rights and in the redemption of the capital stock of M&T.

Provisions of New York Law

A New York corporation may elect not to be governed by Section 912 of the New York Business Corporation Law, which places restrictions on certain business combinations with interested shareholders. M&T has made such an election.